March 16, 2026

Steven Fife
Chief Executive Officer
LifeVantage Corporation
3300 Triumph Blvd., Suite 700
Lehi, UT 84043

       Re: LifeVantage Corporation
           Registration Statement on Form S-3
           Filed March 10, 2026
           File No. 333-294183
Dear Steven Fife:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Kirt W Shuldberg, Esq.